UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP) (English Translation)
RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013
FROM APRIL 1, 2013 TO SEPTEMBER 30, 2013 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013

FROM APRIL 1, 2013 TO SEPTEMBER 30, 2013

CONSOLIDATED

Released on October 22, 2013

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

Date of Filing of Japanese Quarterly Securities Report (Plan): November 13, 2013

Date of Commencement of Dividend Payment (Plan): December 2, 2013

1. Selected Consolidated Financial Performance Information for the Six Months Ended September 30, 2013 (U.S. GAAP) (unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Six months ended September 30
	2013	2012
Net sales	¥429,634	¥353,540
Ratio of change from the same period of previous fiscal year	21.5%	(1.0)%
Operating income	39,337	41,723
Ratio of change from the same period of previous fiscal year	(5.7)%	2.3%
Income before income taxes	38,441	36,577
Ratio of change from the same period of previous fiscal year	5.1%	5.8%
Net income attributable to Nidec Corporation	27,103	26,199
Ratio of change from the same period of previous fiscal year	3.5%	16.3%
Net income attributable to Nidec Corporation per share-basic	¥201.99	¥195.28
Net income attributable to Nidec Corporation per share-diluted	¥188.53	¥182.27

Note:

Comprehensive income attributable to Nidec Corporation:

¥45,573 million of comprehensive income attributable to Nidec Corporation for the six months ended September 30, 2013 (369.1% increase compared to the six months ended September 30, 2012)

¥9,716 million of comprehensive income attributable to Nidec Corporation for the six months ended September 30, 2012

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	September 30, 2013	March 31, 2013
Total assets	¥1,054,743	¥1,005,417
Total equity	492,696	453,817
Nidec Corporation shareholders’ equity	453,151	415,653
Nidec Corporation shareholders’ equity to total assets	43.0%	41.3%
Nidec Corporation shareholders’ equity per share	¥3,377.21	¥3,086.19

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2014 (target)	Year ended March 31, 2013 (actual)
Interim dividend per share	¥45.00	¥45.00
Year-end dividend per share	45.00	40.00
Annual dividend per share	¥90.00	¥85.00

Note:

Revision of previously announced dividend targets during this reporting period: Yes

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2014)

	Yen in millions (except for per share amounts)	Inc./Dec. ratio of change from the previous fiscal year
Net sales	¥850,000	19.8%
Operating income	80,000	354.6%
Income before income taxes	78,000	482.2%
Net income attributable to Nidec Corporation	55,000	588.7%
Net income attributable to Nidec Corporation per share—basic	¥404.26

Note:

Revision of previously announced financial performance forecast during this reporting period: Yes

“Net income attributable to Nidec Corporation per share—basic” reflects the decrease of 3,740,382 shares in our treasury shares as a result of the share exchange transactions with Nidec Copal Corporation and Nidec Tosok Corporation to make them wholly-owned subsidiaries, effective October 1, 2013.

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes (See “2. Others” on page 18 for detailed information.)

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

1. Changes due to revisions to accounting standards: Yes (See “2. Others” on page 18 for detailed information.)

2. Changes due to other reasons: None

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at September 30, 2013

145,075,080 shares at March 31, 2013

2. Number of treasury stock at the end of each period:

10,895,953 shares at September 30, 2013

10,393,522 shares at March 31, 2013

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

134,180,212 shares for the six months ended September 30, 2013

134,159,373 shares for the six months ended September 30, 2012

Investor presentation materials relating to our financial results for the six months ended September 30, 2013, are expected to be published on our corporate website on October 23, 2013.

Pursuant to ASC 805 “Business Combinations,” our consolidated financial statements for the six months ended September 30, 2012 have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of Nidec Minster Corporation (formerly The Minster Machine Company), Nidec ASI S.p.A. (formerly Ansaldo Sistemi Industriali S.p.A.) and Nidec Avtron Automation Corporation (formerly Avtron Idustrial Automation, Inc.) in the six months ended September 30, 2012. We completed our valuation of such assets and liabilities during the three months ended March 31, 2013. Accordingly, our consolidated results of operations for the three months ended June 30, 2013 have also been retrospectively adjusted.

In addition, our consolidated financial statements for the three months ended March 31, 2013 have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. in the three months ended December 31, 2012. We completed our valuation of such assets and liabilities during the three months ended September 30, 2013.

We made modifications to our product categories during the fiscal year ended March 31, 2013. To enable comparisons between periods, previously reported amounts have been retroactively adjusted. For further information, see our annual report on Form 20-F for the fiscal year ended March 31, 2013, filed with the U.S. Securities and Exchange Commission on July 19, 2013.

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Six Months Ended September 30, 2013

In the six months ended September 30, 2013, the global economic recovery stagnated while the United States decided to postpone the tapering of its monetary easing policy and the ECB kept its policy interest rate at a historic low level.  The economic growth slowed in China and other emerging countries also continued to slow, and the Japanese economy generally remained uncertain while the government’s economic measures have not resulted in improvements in the real economy despite continuing expectations for an economic recovery.

In such business environment, our consolidated net sales for the six months ended September 30, 2013 exceeded ¥400 billion, recording a 22% increase compared to the same period of the previous year and the largest net sales for any first half-year period in our history. As a result of the increase in net sales and the measures that we implemented to streamline our business structure in the latter half of the fiscal year ended March 31, 2013, operating income for the six months ended September 30, 2013 also exceeded our forecast previously announced at the beginning of the current fiscal year. In addition, operating income for the three months ended September 30, 2013 exceeded ¥20 billion for the first time in five quarterly reporting periods. In particular, operating income of the automotive, appliance, commercial and industrial product category, which is one of our strategically important product categories, was approximately ¥5.1 billion for the three months ended September 30, 2013, and approximately ¥9.6 billion for the six months ended September 30, 2013. We continue to endeavor to achieve ¥20 billion in operating income for the automotive, appliance, commercial and industrial product category for the fiscal year ending March 31, 2014.

In light of the operating results for the six months ended September 30, 2013 that exceeded our previously announced forecast, we have decided to revise upward our previously announced financial performance forecast and dividend targets for the fiscal year ending March 31, 2014.

2. Consolidated Operating Results

Consolidated Operating Results for the Six Months Ended September 30, 2013 (“this six-month period”), Compared to the Six Months Ended September 30, 2012 (“the same period of the prior year”)

			Yen in millions
	Six months ended September 30, 2013	Six months ended September 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales	429,634	353,540	76,094	21.5％
Operating income	39,337	41,723	(2,386)	(5.7)％
Income before income taxes	38,441	36,577	1,864	5.1％
Net income attributable to Nidec Corporation	27,103	26,199	904	3.5％

Consolidated net sales increased 21.5% to ¥429,634 million for this six-month period compared to the same period of the prior year. Operating income decreased 5.7% to ¥39,337 million for this six-month period compared to the same period of the prior year. The ratio of operating income to net sales, or operating income ratio, for this six-month period was 9.2%. The average exchange rate between the Japanese yen and the U.S. dollar for this six-month period was ¥98.85 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥19.44, or approximately 24%, compared to the same period of the prior year. The average exchange rate between the Japanese yen and the Euro for this six-month period was ¥130.00 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥29.36, or approximately 29%, compared to the same period of the prior year. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales and operating income of approximately ¥64,200 million and ¥8,700 million, respectively, for this six-month period compared to the same period of the prior year.

Income before income taxes increased 5.1% to ¥38,441 million for this six-month period compared to the same period of the prior year. Net income attributable to Nidec Corporation increased 3.5% to ¥27,103 million for this six-month period compared to the same period of the prior year.

Operating Results by Product Category for This Six-Month Period Compared to the Same Period of the Prior Year

Small precision motors-

			Yen in millions
	Six months ended September 30, 2013	Six months ended September 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	180,455	168,452	12,003	7.1%
Hard disk drives spindle motors	92,427	88,605	3,822	4.3%
Other small precision motors	88,028	79,847	8,181	10.2%
Operating income of small precision motors	26,341	32,046	(5,705)	(17.8)%

Net sales of small precision motors increased 7.1% to ¥180,455 million for this six-month period compared to the same period of the prior year. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on our sales of small precision motors of approximately ¥31,200 million for this six-month period compared to the same period of the prior year.

Net sales of spindle motors for HDDs for this six-month period increased ¥3,822 million, or 4.3%, compared to the same period of the prior year. The number of units sold of spindle motors for HDDs decreased approximately 13% compared to the same period of the prior year. The average unit price of spindle motors for HDDs on a Japanese yen basis for this six-month period increased approximately 20% compared to the same period of the prior year mainly due to the positive impact of the approximately 24% depreciation of the Japanese yen against the U.S. dollar, which was partially offset by an approximately 4% decrease in the average unit price on a U.S. dollar basis.

The number of units sold of spindle motors for 3.5-inch HDDs and 2.5-inch HDDs for this six-month period decreased approximately 9% and 15%, respectively, compared to the same period of the prior year. The average unit price of spindle motors for 3.5-inch HDDs and 2.5-inch HDDs on a U.S. dollar basis for this six-month period decreased approximately 3% and 5%, respectively, compared to the same period of the prior year. Net sales of spindle motors for 3.5-inch HDDs and 2.5-inch HDDs for this six-month period increased approximately 10% and 1%, respectively, compared to the same period of the prior year.

Net sales of other small precision motors for this six-month period increased ¥8,181 million, or 10.2%, compared to the same period of the prior year. This was mainly due to increases in sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries and sales at Nidec Sankyo Corporation and Nidec Seimitsu Corporation for this six-month period compared to the same period of the prior year.

Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for this six-month period increased approximately 21% compared to the same period of the prior year. This was mainly due to the depreciation of the Japanese yen against the U.S. dollar and an approximately 1% increase in the average unit price on a U.S. dollar basis for this six-month period compared to the same period of the prior year, despite an approximately 4% decrease in the number of units sold. The increase in sales at Nidec Sankyo Corporation for this six-month period compared to the same period of the prior year was mainly due to sales at SCD Co., Ltd., which became Nidec Sankyo’s consolidated subsidiary in the six months ended March 31, 2013.

Sales of other small precision brushless DC motors at Nidec Corporation and its direct-line subsidiaries for this six-month period increased approximately 7% compared to the same period of the prior year. This was mainly due to the 24% depreciation of the Japanese yen against the U.S. dollar, despite an approximately 11% decrease in the number of units sold and an approximately 3% decrease in the average unit price on a U.S. dollar basis.

Operating income of small precision motors decreased 17.8% to ¥26,341 million for this six-month period compared to the same period of the prior year. This decrease was mainly due to the decrease in sales excluding the positive effect of the 24% depreciation of the Japanese yen against the U.S. dollars, as well as a decrease in gain from insurance relating to the Thai flooding to nil for this six-month period from the same period of the prior year, more than offsetting the positive effect of the depreciation of the Japanese yen against the U.S. dollar on our operating income of small precision motors of approximately ¥7,300 million for this six-month period compared to the same period of the prior year.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Six months ended September 30, 2013	Six months ended September 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	164,048	112,633	51,415	45.6%
Appliance, commercial and industrial products	111,902	69,536	42,366	60.9%
Automotive products	52,146	43,097	9,049	21.0%
Operating income of automotive, appliance, commercial and industrial products	9,592	4,927	4,665	94.7%

Net sales of automotive, appliance, commercial and industrial products increased 45.6% to ¥164,048 million for this six-month period compared to the same period of the prior year.

Net sales of appliance, commercial and industrial products for this six-month period increased 60.9% compared to the same period of the prior year. This increase was primarily due to increases in sales of commercial and industrial products at Nidec Motor Corporation and sales of motors for air conditioning equipment at Nidec Techno Motor Corporation, as well as an increase in sales of approximately ¥23,900 million in the aggregate, excluding the effect of the foreign currency exchange fluctuations, at Nidec ASI S.p.A., Nidec Avtron Automation Corporation and Nidec Kinetek Corporation, which were not consolidated for the full six months ended September 30, 2012. In addition, the depreciation of the Japanese yen against the U.S. dollar and the Euro also had a positive effect.

Net sales of automotive products for this six-month period increased 21.0% compared to the same period of the prior year. This was primarily as a result of the commencement of mass-production of new product models of motors for electric power steering and other products by Nidec Corporation and its direct-line subsidiaries, as well as the positive effect of the depreciation of the Japanese yen against the U.S. dollar and the Euro.

The depreciation of the Japanese yen against the U.S. dollar and the Euro had a positive effect on net sales of automotive, appliance, commercial and industrial products of approximately ¥24,000 million for this six-month period compared to the same period of the prior year.

Operating income of automotive, appliance, commercial and industrial products increased 94.7% to ¥9,592 million for this six-month period compared to the same period of the prior year mainly due to the increase in sales, the impact of the newly consolidated subsidiaries and the depreciation of the Japanese yen against the U.S. dollar and the Euro.

Machinery-

			Yen in millions
	Six months ended September 30, 2013	Six months ended September 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of machinery	43,717	31,266	12,451	39.8%
Operating income of machinery	6,174	4,089	2,085	51.0%

Net sales of machinery increased 39.8% to ¥43,717 million for this six-month period compared to the same period of the prior year mainly due to increases in sales of LCD panel handling robots and card readers at Nidec Sankyo Corporation and sales of press machines at Nidec Minster Corporation.

Operating income of machinery increased 51.0% to ¥6,174 million for this six-month period compared to the same period of the prior year mainly due to the sales increase.

Electronic and optical components-

			Yen in millions
	Six months ended September 30, 2013	Six months ended September 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	37,429	37,427	2	0.0%
Operating income of electronic and optical components	510	3,081	(2,571)	(83.4)%

Net sales of electronic and optical components increased to ¥37,429 million for this six-month period compared to the same period of the prior year. This increase was primarily attributable to increases in sales of new products at Nidec Sankyo Corporation and sales of such products as household equipment and disaster-prevention equipment at Nidec Copal Electronics Corporation, partially offset by lower sales at Nidec Copal Corporation due to the declining digital camera market.

Operating income of electronic and optical components decreased 83.4% to ¥510 million for this six-month period compared to the same period of the prior year mainly due to decreases in sales of digital camera-related products.

Other products-

			Yen in millions
	Six months ended September 30, 2013	Six months ended September 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of other products	3,985	3,762	223	5.9%
Operating income of other products	176	445	(269)	(60.4)%

Net sales of other products increased 5.9% to ¥3,985 million for this six-month period compared to the same period of the prior year, while operating income of other products decreased 60.4% to ¥176 million for this six-month period compared to the same period of the prior year.

Consolidated Operating Results for the Three Months Ended September 30, 2013 (“this 2Q”), Compared to the Three Months Ended June 30, 2013 (“this 1Q”)

			Yen in millions
	Three months ended September 30, 2013	Three months ended June 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales	218,358	211,276	7,082	3.4%
Operating income	21,290	18,047	3,243	18.0%
Income before income taxes	21,075	17,366	3,709	21.4%
Net income attributable to Nidec Corporation	13,757	13,346	411	3.1%

Consolidated net sales increased 3.4% to ¥218,358 million for this 2Q compared to this 1Q. Operating income increased 18.0% to ¥21,290 million for this 2Q compared to this 1Q, exceeding ¥20 billion for the first time in five quarterly reporting periods. The average exchange rate between the Japanese yen and the U.S. dollar for this 2Q was ¥98.95 to the U.S. dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥0.19, or approximately 0.2%, compared to this 1Q. The average exchange rate between the Japanese yen and the Euro for this 2Q was ¥131.05 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥2.10, or approximately 2%, compared to this 1Q. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥500 million as well as on our operating income of approximately ¥300 million for this 2Q compared to this 1Q.

Income before income taxes was ¥21,075 million for this 2Q. Net income attributable to Nidec Corporation was ¥13,757 million for this 2Q.

Operating Results by Product Category for This 2Q Compared to This 1Q

Small precision motors-

			Yen in millions
	Three months ended September 30, 2013	Three months ended June 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	92,640	87,815	4,825	5.5%
Hard disk drives spindle motors	45,829	46,598	(769)	(1.7)%
Other small precision motors	46,811	41,217	5,594	13.6%
Operating income of small precision motors	14,328	12,013	2,315	19.3％

Net sales of small precision motors increased 5.5% to ¥92,640 million for this 2Q compared to this 1Q mainly due to an increase in sales of other small precision motors. The depreciation of the Japanese yen against the U.S. dollar had a positive impact of approximately ¥300 million on the net sales of small precision motors for this 2Q compared to this 1Q.

Net sales of spindle motors for HDDs for this 2Q decreased ¥769 million, or 1.7%, compared to this 1Q. The number of units sold of spindle motors for HDDs for this 2Q decreased approximately 1% compared to this 1Q. The average unit price of spindle motors for HDDs on a Japanese yen basis and on a U.S. dollar basis for this 2Q decreased approximately 1%, respectively, compared to this 1Q.

The number of units sold of spindle motors for 2.5-inch HDDs as well as sales of such motors for this 2Q remained substantially unchanged compared to this 1Q. The number of units sold of spindle motors for 3.5-inch HDDs for this 2Q decreased approximately 2% compared to this 1Q, and sales of such motors decreased approximately 4% between the same periods.

Net sales of other small precision motors for this 2Q increased ¥5,594 million, or 13.6%, compared to this 1Q, reflecting increases in sales of such motors increased at Nidec Corporation and the relevant subsidiaries. Sales of other small precision brushless DC motors at Nidec Corporation and its direct-line subsidiaries for this 2Q increased approximately 10% compared to this 1Q mainly due to an approximately 9% increase in the number of units sold, while the average unit price remained substantially unchanged on a Japanese yen basis and on a U.S. dollar basis. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for this 2Q increased approximately 10% compared to this 1Q mainly due to an approximately 22% increase in the number of units sold, while the average unit price decreased approximately 11% on a Japanese yen basis and on a U.S. dollar basis.

Operating income of small precision motors increased 19.3% to ¥14,328 million for this 2Q compared to this 1Q. This increase resulted mainly from the increase in sales and our efforts to reduce cost of goods sold. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on operating income of small precision motors of ¥200 million for this 2Q compared to this 1Q.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended September 30, 2013	Three months ended June 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	79,984	84,064	(4,080)	(4.9)%
Appliance, commercial and industrial products	53,790	58,112	(4,322)	(7.4)%
Automotive products	26,194	25,952	242	0.9%
Operating income of automotive, appliance, commercial and industrial products	5,077	4,515	562	12.4%

Net sales of automotive, appliance, commercial and industrial products decreased 4.9% to ¥79,984 million for this 2Q compared to this 1Q. Net sales of appliance, commercial and industrial products for this 2Q decreased 7.4% compared to this 1Q mainly due to seasonal decreases in sales of motors for air conditioning equipment at Nidec Motor Corporation and Nidec Techno Motor Corporation. Net sales of automotive products for this 2Q increased 0.9% compared to this 1Q.

Operating income of automotive, appliance, commercial and industrial products increased 12.4% to ¥5,077 million for this 2Q compared to this 1Q mainly due to our efforts to reduce cost of goods sold and other costs and expenses, more than offsetting the negative effect of the decrease in sales.

Machinery-

			Yen in millions
	Three months ended September 30, 2013	Three months ended June 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of machinery	23,788	19,929	3,859	19.4%
Operating income of machinery	2,893	3,281	(388)	(11.8)%

Net sales of machinery increased 19.4% to ¥23,788 million for this 2Q compared to this 1Q mainly due to an increase in sales of LCD panel handling robots at Nidec Sankyo Corporation.

Operating income of machinery decreased 11.8% to ¥2,893 million for this 2Q compared to this 1Q mainly due to a decline in the profitability of some products at Nidec Copal Corporation.

Electronic and optical components-

			Yen in millions
	Three months ended September 30, 2013	Three months ended June 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	19,918	17,511	2,407	13.7%
Operating income (loss) of electronic and optical components	791	(281)	1,072	-

Net sales of electronic and optical components increased 13.7% to ¥19,918 million for this 2Q compared to this 1Q mainly due to increases in sales of new products at Nidec Copal Corporation.

We recorded ¥791 million of operating income from electronic and optical components for this 2Q. The improvement in operating income between this 2Q and this 1Q was primarily attributable to the improved profitability of new products at Nidec Copal Corporation.

Other products-

			Yen in millions
	Three months ended September 30, 2013	Three months ended June 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of other products	2,028	1,957	71	3.6%
Operating income of other products	1	175	(174)	(99.4)%

Net sales of other products increased 3.6% to ¥2,028 million for this 2Q compared to this 1Q, while operating income of other products decreased 99.4% to ¥1 million for this 2Q compared to this 1Q.

(2) Financial Position

	As of September 30, 2013	As of March 31, 2013	Increase or decrease
Total assets (million)	¥1,054,743	¥1,005,417	¥49,326
Total liabilities (million)	562,047	551,600	10,447
Nidec Corporation shareholders’ equity (million)	453,151	415,653	37,498
Interest-bearing debt (million) *1	312,468	312,697	(229)
Net interest-bearing debt (million) *2	¥95,579	¥119,277	¥(23,698)
Debt ratio (%) *3	29.6	31.1	(1.5)
Debt to equity ratio (“D/E ratio”) (times) *4	0.69	0.75	(0.06)
Net D/E ratio (times) *5	0.21	0.29	(0.08)
Nidec Corporation shareholders' equity to total assets (%)	43.0	41.3	1.7

Notes:

*1: The sum of “short-term borrowings,” “current portion of long-term debt” and “long-term debt” in our consolidated balance sheet, including convertible bonds

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥49,300 million to ¥1,054,743 million as of September 30, 2013 compared to March 31, 2013. The increase was mainly due to an increase of approximately ¥23,500 million in cash and cash equivalents, an increase of approximately ¥13,500 million in trade accounts receivable, an increase of approximately ¥5,900 million in inventories, and an increase of approximately ¥5,500 million in goodwill.

Total liabilities increased approximately ¥10,400 million to ¥562,047 million as of September 30, 2013 compared to March 31, 2013. Our short-term borrowings increased approximately ¥17,300 million to approximately ¥50,100 million as of September 30, 2013 compared to March 31, 2013. Our long-term debt increased approximately ¥80,800 million to approximately ¥227,100 million as of September 30, 2013 compared to March 31, 2013. On the other hand, our current portion of long-term debt decreased approximately ¥98,300 million to approximately ¥35,300 million as of September 30, 2013 compared to March 31, 2013.

The current portion of long-term debt decreased approximately ¥98,300 million between March 31, 2013 and September 30, 2013 mainly as a result of the reclassification from current liability to long-term liability of approximately ¥95,900 million aggregate principal amount of the euro yen convertible bonds with stock acquisition rights due 2015, since the unexercised early redemption right expired. Prior to the expiration of the early redemption right on September 20, 2013, holders of approximately ¥4,250 million aggregate principal amount of such convertible bonds exercised their early redemption right. Our long-term debt increased approximately ¥80,800 million due to this reclassification of the convertible bonds, offset in part by partial repayments on the borrowings under the euro-denominated and U.S. dollar-denominated credit lines obtained from Japanese private commercial banks to reduce financing costs and foreign exchange risks in connection with acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), which has been implemented in response to the appreciation of the Japanese yen against other currencies.

Our net interest-bearing debt decreased approximately ¥23,700 million to approximately ¥95,600 million as of September 30, 2013 compared to March 31, 2013. Our debt ratio decreased to 29.6% as of September 30, 2013 from 31.1% as of March 31, 2013. Our debt to equity ratio was 0.69 as of September 30, 2013 compared to 0.75 as of March 31, 2013. Our net debt to equity ratio was 0.21 as of September 30, 2013 compared to 0.29 as of March 31, 2013.

Nidec Corporation shareholders’ equity increased approximately ¥37,500 million to ¥453,151 million as of September 30, 2013 compared to March 31, 2013. The increase in Nidec Corporation shareholders’ equity was mainly due to an increase in retained earnings of approximately ¥21,700 million as of September 30, 2013 compared to March 31, 2013 and an increase in positive foreign currency translation adjustments of approximately ¥17,900 million as of September 30, 2013 compared to March 31, 2013. On the other hand, our repurchases of shares of common stock (representing 0.35% of our issued shares) in the six months ended September 30, 2013 resulted in an approximately ¥2,700 million decrease in Nidec Corporation shareholders’ equity. Nidec Corporation shareholders' equity to total assets increased to 43.0% as of September 30, 2013 from 41.3% as of March 31, 2013.

Overview of Cash Flow-

	Yen in millions
	For the six months ended September 30		Increase or decrease
	2013	2012
Net cash provided by operating activities	¥45,526	¥39,995	¥5,531
Net cash used in investing activities	(17,140)	(78,180)	61,040
Free cash flow *1	28,386	(38,185)	66,571
Net cash (used in) provided by financing activities	¥(12,295)	¥32,446	¥(44,741)

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the six months ended September 30, 2013 (“this six-month period”) were a net cash inflow of ¥45,526 million. Compared to the six months ended September 30, 2012 (“the same period of the previous year”), our cash inflow from operating activities for this six-month period increased approximately ¥5,500 million. The increase reflected an increase of approximately ¥21,500 million in operating assets and an increase of approximately ¥20,400 million in operating liabilities.

Cash flows from investing activities for this six-month period were a net cash outflow of ¥17,140 million. Compared to the same period of the previous year, our net cash outflow to investing activities for this six-month period decreased approximately ¥61,000 million mainly due to a decrease in acquisitions of business, net of cash acquired, of approximately ¥47,100 million and a decrease in additional purchases of property, plant and equipment of approximately ¥13,600 million.

As a result, we had a positive free cash flow of ¥28,386 million for this six-month period compared to a negative free cash flow of ¥38,185 million for the same period of the previous year.

Cash flows from financing activities for this six-month period were a net cash outflow of ¥12,295 million. Compared to the same period of the previous year, our net cash outflow to financing activities for this six-month period increased approximately ¥44,700 million. We had a decrease in proceeds from issuance of long-term debt of approximately ¥25,200 million, a net decrease in short-term borrowings of approximately ¥24,900 million and an increase in repayments of long-term debt of approximately ¥15,700 million for this six-month period compared to the same period of the previous year, which were partially offset by a decrease in repurchases of treasury stock of approximately ¥24,000 million.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of September 30, 2013 was ¥216,889 million, an increase of approximately ¥23,500 million from March 31, 2013.

(3) Business Forecast for the Fiscal Year ending March 31, 2014

As our operating results for the six-month ended September 30, 2013 exceeded our previously announced financial performance forecast, we have revised upward our previously announced financial performance forecast for the fiscal year ending March 31, 2014, as follows.

Forecast of consolidated results for the fiscal year ending March 31, 2014

Net sales	¥850,000 million	(Up 19.8% from the previous fiscal year)
Operating income	¥80,000 million	(Up 354.6% from the previous fiscal year)
Income before income taxes	¥78,000 million	(Up 482.2% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥55,000 million	(Up 588.7% from the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecast are US$1 = ¥95 and €1 = ¥125. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming these exchange rates.

2. Others

(1) Changes in significant subsidiaries during this period

None.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

   (Accounting method relating to corporate income tax and other taxes)

Corporate income tax and other taxes are calculated for the quarterly reporting period based on an estimated annual tax rate which is based on the statutory income tax rate.

(3) Changes in accounting method in this period

As of April 1, 2013, we adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles-Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 allows an entity the option of performing a qualitative assessment before calculating the fair value of an indefinite-lived intangible asset and performing the quantitative impairment test. If an entity determines, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, the quantitative impairment test would be required. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations and liquidity.

As of April 1, 2013, we adopted FASB ASC 220 “Comprehensive income.” updated by ASU No. 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The standard is a provision for disclosure. The adoption of this standard did not have any impact on our consolidated financial position, results of operations and liquidity.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of certain factors, including, but not limited to, (i) general economic conditions in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending, (ii) the effectiveness of our measures designed to reduce costs and improve profitability, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor Corporation, Nidec Seimitsu Corporation, Nidec Minster Corporation, Nidec Sankyo Corporation, Nidec ASI S.p.A., Nidec Avtron Automation Corporation, Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., SCD Co., Ltd. and Nidec Kinetek Corporation, and (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

3. Consolidated Financial Statements (U.S. GAAP) (unaudited)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	September 30, 2013		March 31, 2013		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥216,889		¥193,420		23,469
Trade notes receivable	10,961		10,479		482
Trade accounts receivable	162,149		148,606		13,543
Inventories:
Finished goods	44,292		42,599		1,693
Raw materials	32,665		30,839		1,826
Work in progress	25,844		23,526		2,318
Supplies and other	2,963		2,862		101
Other current assets	44,839		48,359		(3,520)
Total current assets	540,602	51.3	500,690	49.8	39,912

Investments and advances:
Marketable securities and other securities investments	15,610		15,900		(290)
Investments in and advances to affiliated companies	1,911		1,160		751
Total investments and advances	17,521	1.7	17,060	1.7	461

Property, plant and equipment:
Land	43,249		43,523		(274)
Buildings	164,555		159,270		5,285
Machinery and equipment	341,831		330,425		11,406
Construction in progress	18,206		21,837		(3,631)
Sub-total	567,841	53.8	555,055	55.2	12,786
Less - Accumulated depreciation	(287,666)	(27.3)	(277,078)	(27.6)	(10,588)
Total property, plant and equipment	280,175	26.5	277,977	27.6	2,198
Goodwill	138,236	13.1	132,775	13.2	5,461
Other non-current assets	78,209	7.4	76,915	7.7	1,294
Total assets	¥1,054,743	100.0	¥1,005,417	100.0	¥49,326

Liabilities and Equity

	Yen in millions
	September 30, 2013		March 31, 2013		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥50,108		¥32,798		¥17,310
Current portion of long-term debt	35,281		133,628		(98,347)
Trade notes and accounts payable	145,378		134,165		11,213
Accrued expenses	31,516		31,854		(338)
Other current liabilities	30,365		32,432		(2,067)
Total current liabilities	292,648	27.7	364,877	36.3	(72,229)

Long-term liabilities:
Long-term debt	227,079		146,271		80,808
Accrued pension and severance costs	18,960		19,235		(275)
Other long-term liabilities	23,360		21,217		2,143
Total long-term liabilities	269,399	25.6	186,723	18.6	82,676

Total liabilities	562,047	53.3	551,600	54.9	10,447

Equity:
Common stock	66,551	6.3	66,551	6.6	-
Additional paid-in capital	70,544	6.7	70,518	7.0	26
Retained earnings	344,354	32.6	322,638	32.1	21,716

Accumulated other comprehensive Income (loss):
Foreign currency translation adjustments	30,556		12,636		17,920
Net unrealized gains and losses on securities	1,810		1,187		623
Net gains and losses on derivative instruments	83		242		(159)
Pension liability adjustments	(1,026)		(1,112)		86
Total accumulated other comprehensive income (loss)	31,423	3.1	12,953	1.3	18,470

Treasury stock, at cost	(59,721)	(5.7)	(57,007)	(5.7)	(2,714)
Total Nidec Corporation shareholders’ equity	453,151	43.0	415,653	41.3	37,498
Noncontrolling interests	39,545	3.7	38,164	3.8	1,381
Total equity	492,696	46.7	453,817	45.1	38,879
Total liabilities and equity	¥1,054,743	100.0	¥1,005,417	100.0	¥49,326

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Results for the six months ended September 30

Consolidated Statements of Income

	Yen in millions
	Six months ended September 30				Increase or decrease		Year ended March 31, 2013
	2013		2012
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥429,634	100.0	¥353,540	100.0	¥76,094	21.5	¥709,270	100.0
Cost of products sold	333,015	77.5	271,940	76.9	61,075	22.5	572,634	80.7
Selling, general and administrative expenses	38,279	8.9	24,490	6.9	13,789	56.3	84,760	12.0
Research and development expenses	19,003	4.4	15,387	4.4	3,616	23.5	34,278	4.8
Operating expenses	390,297	90.8	311,817	88.2	78,480	25.2	691,672	97.5
Operating income	39,337	9.2	41,723	11.8	(2,386)	(5.7)	17,598	2.5

Other income (expenses):
Interest and dividend income	1,141		859		282		1,831
Interest expenses	(801)		(271)		(530)		(679)
Foreign exchange gain (loss), net	(722)		(4,837)		4,115		(2,973)
Gain (loss) from marketable securities, net	238		129		109		(87)
Other, net	(752)		(1,026)		274		(2,292)
Total	(896)	(0.3)	(5,146)	(1.5)	4,250	-	(4,200)	(0.6)
Income before income taxes	38,441	8.9	36,577	10.3	1,864	5.1	13,398	1.9
Income taxes	(10,110)	(2.3)	(8,443)	(2.3)	(1,667)	-	(6,562)	(0.9)
Equity in net income (loss) of affiliated companies	(16)	(0.0)	23	0.0	(39)	-	13	0.0
Consolidated net income	28,315	6.6	28,157	8.0	158	0.6	6,849	1.0
Less: Net income attributable to noncontrolling interests	(1,212)	(0.3)	(1,958)	(0.6)	746	-	1,137	0.1
Net income attributable to Nidec Corporation	¥27,103	6.3	¥26,199	7.4	¥904	3.5	¥7,986	1.1

Consolidated Statements of Comprehensive Income

	Yen in millions
	Six months ended September 30		Increase or		Year ended
	2013	2012	decrease		March 31, 2013
	Amount	Amount	Amount	%	Amount
Consolidated net income	¥28,315	¥28,157	¥158	0.6	¥6,849
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	18,665	(15,466)	34,131	-	62,158
Net unrealized gains and losses on securities	595	(2,259)	2,854	-	151
Net gains and losses on derivative instruments	(159)	110	(269)	-	169
Pension liability adjustments	80	3	77	-	(433)
Total	19,181	(17,612)	36,793	-	62,045
Total comprehensive income (loss)	47,496	10,545	36,951	350.4	68,894
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,923)	(829)	(1,094)	-	(487)
Comprehensive income (loss) attributable to Nidec Corporation	¥45,573	¥9,716	¥35,857	369.1	¥68,407

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

Results for the three months ended September 30

Consolidated Statements of Income

	Yen in millions
	Three months ended September 30				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
Net sales	¥218,358	100.0	¥174,519	100.0	¥43,839	25.1
Cost of products sold	168,337	77.1	134,250	76.9	34,087	25.4
Selling, general and administrative expenses	19,028	8.7	12,842	7.4	6,186	48.2
Research and development expenses	9,703	4.4	7,887	4.5	1,816	23.0
Operating expenses	197,068	90.2	154,979	88.8	42,089	27.2
Operating income	21,290	9.8	19,540	11.2	1,750	9.0

Other income (expenses):
Interest and dividend income	604		335		269
Interest expenses	(367)		(153)		(214)
Foreign exchange gain (loss), net	(322)		(345)		23
Gain (loss) from marketable securities, net	(5)		129		(134)
Other, net	(125)		(1,263)		1,138
Total	(215)	(0.1)	(1,297)	(0.7)	1,082	-
Income before income taxes	21,075	9.7	18,243	10.5	2,832	15.5
Income taxes	(6,446)	(3.0)	(3,969)	(2.3)	(2,477)	-
Equity in net income (loss) of affiliated companies	(23)	(0.0)	4	0.0	(27)	-
Consolidated net income	14,606	6.7	14,278	8.2	328	2.3
Less: Net income attributable to noncontrolling interests	(849)	(0.4)	(1,361)	(0.8)	512	-
Net income attributable to Nidec Corporation	¥13,757	6.3	¥12,917	7.4	¥840	6.5

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended September 30		Increase or
	2013	2012	decrease
	Amount	Amount	Amount	%
Consolidated net income	¥14,606	¥14,278	¥328	2.3
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(1,730)	(1,911)	181	-
Net unrealized gains and losses on securities	125	(782)	907	-
Net gains and losses on derivative instruments	173	342	(169)	(49.4)
Pension liability adjustments	(8)	(3)	(5)	-
Total	(1,440)	(2,354)	914	-
Total comprehensive income (loss)	13,166	11,924	1,242	10.4
Less: Comprehensive (income) loss attributable to noncontrolling interests	(844)	(1,141)	297	-
Comprehensive income (loss) attributable to Nidec Corporation	¥12,322	¥10,783	¥1,539	14.3

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts including results of operations for the three months ended June 30, 2013 have been retrospectively adjusted.

(3) Consolidated Statements of Cash Flows

Cash flows from operating activities:
	Yen in millions
	Six months ended September 30		Increase or decrease	Year ended March 31, 2013
	2013	2012

Consolidated net income	¥28,315	¥28,157	¥158	¥6,849
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,648	18,515	4,133	39,720
(Gain) loss from marketable securities, net	(238)	(129)	(109)	87
Loss (gain) on sales, disposal or impairment of property, plant and equipment	289	(81)	370	10,300
Loss recovery and gain on property, plant and equipment damaged in flood	(63)	(4,055)	3,992	(4,027)
Deferred income taxes	1,289	(4,891)	6,180	(12,055)
Equity in net loss (income) of affiliated companies	16	(23)	39	(13)
Foreign currency adjustments	(1,955)	1,945	(3,900)	1,744
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(9,063)	10,960	(20,023)	53,221
(Increase) decrease in inventories	(2,838)	(1,361)	(1,477)	14,090
Increase (decrease) in notes and accounts payable	6,515	(4,987)	11,502	(1,257)
Increase (decrease) in accrued income taxes	4,449	(4,400)	8,849	(7,263)
Other	(3,838)	345	(4,183)	8,890
Net cash provided by operating activities	45,526	39,995	5,531	110,286

Cash flows from investing activities:
Additions to property, plant and equipment	(20,606)	(34,250)	13,644	(61,368)
Proceeds from sales of property, plant and equipment	2,237	353	1,884	1,036
Insurance proceeds related to property, plant and equipment damaged in flood	2,584	44	2,540	880
Purchases of marketable securities	(6)	(486)	480	(147)
Proceeds from sales or redemption of marketable securities	1,039	154	885	692
Acquisitions of business, net of cash acquired	-	(47,093)	47,093	(79,884)
Other	(2,388)	3,098	(5,486)	4,937
Net cash used in investing activities	(17,140)	(78,180)	61,040	(133,854)

Cash flows from financing activities:
	Yen in millions
	Six months ended September 30		Increase or decrease	Year ended March 31, 2013
	2013	2012

Increase (decrease) in short-term borrowings	17,074	41,951	(24,877)	(52,199)
Proceeds from issuance of long-term debt	-	25,200	(25,200)	71,307
Repayments of long-term debt	(16,361)	(698)	(15,663)	(12,392)
Proceeds from issuance of corporate bonds	-	-	-	100,000
Redemption of corporate bonds	(4,250)	-	(4,250)	-
Purchases of treasury stock	(2,714)	(26,718)	24,004	(31,277)
Payments for additional investments in subsidiaries	(215)	-	(215)	(92)
Dividends paid to shareholders of Nidec Corporation	(5,387)	(6,158)	771	(12,125)
Dividends paid to noncontrolling interests	(442)	(672)	230	(1,421)
Other	0	(459)	459	(684)
Net cash (used in) provided by financing activities	(12,295)	32,446	(44,741)	61,117

Effect of exchange rate changes on cash and cash equivalents	7,378	(6,474)	13,852	25,581
Net increase (decrease) in cash and cash equivalents	23,469	(12,213)	35,682	63,130
Cash and cash equivalents at beginning of period	193,420	130,290	63,130	130,290
Cash and cash equivalents at end of period	¥216,889	¥118,077	¥98,812	¥193,420

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(4) Notes to our consolidated financial statements

Business Combinations

Pursuant to ASC 805 “Business Combinations”, results of operations for the six-month period ended September 30, 2012 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of Nidec ASI S.p.A., and Avtron Industrial Automation Inc., which became our consolidated subsidiaries for the six-month period ended September 30, 2012, completed in the latter half period of the previous fiscal year ended March 31, 2013.

Moreover, pursuant to ASC 805 “Business Combinations”, results of operations for the three-month periods ended June 30, 2013 and March 31, 2013 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., which became our consolidated subsidiaries for the three-month period ended December 31, 2012, completed in the six-month period ended September 30, 2013. Accordingly, results of operations for the three-month period ended September 30, 2013 was calculated by using the adjusted results of operations for the three-month period ended June 30, 2013.

Subsequent events

Completion of Share exchange transaction with Nidec Copal Corporation

On October 1, 2013, the Company made the Nidec Copal Corporation (“NCPL”) a wholly owned subsidiary through a share exchange transaction. The Company allocated 2,428,382 shares of its common stock held in treasury to holders of NCPL stock in connection with the share exchange transaction. As a result of the share exchange transaction, the Company's equity interest in NCPL increased from 66.5% to 100.0%.

Completion of Share exchange transaction with Nidec Tosok Corporation

On October 1, 2013, the Company made the Nidec Tosok Corporation (“NTSC”) a wholly owned subsidiary through a share exchange transaction. The Company allocated 1,312,000 shares of its common stock held in treasury to holders of NTSC stock in connection with the share exchange transaction. As a result of the share exchange transaction, the Company's equity interest in NTSC increased from 72.3% to 100.0%.

4. Supplementary Information (Six months ended September 30, 2013) (unaudited)

(1) Quarterly Financial Data for the three months ended September 30, 2013 and June 30, 2013

	Yen in millions
	Three months ended
	June 30, 2013		September 30, 2013
	Amount	%	Amount	%
Net sales	¥211,276	100.0	¥218,358	100.0
Operating income	18,047	8.5	21,290	9.8
Income before income taxes	17,366	8.2	21,075	9.7
Consolidated net income	13,709	6.5	14,606	6.7
Net income attributable to Nidec Corporation	¥13,346	6.3	¥13,757	6.3

Note: Pursuant to ASC 805 “Business Combinations,” the results of operations for the three months ended June 30, 2013 have been retrospectively adjusted.

(2) Information by Product Category

	Yen in millions
	Six months ended September 30, 2013
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥180,455	¥164,048	¥43,717	¥37,429	¥3,985	¥429,634	¥-	¥429,634
Intersegment	438	212	3,194	158	2,664	6,666	(6,666)	-
Total	180,893	164,260	46,911	37,587	6,649	436,300	(6,666)	429,634
Operating expenses	154,552	154,668	40,737	37,077	6,473	393,507	(3,210)	390,297
Operating income	¥26,341	¥9,592	¥6,174	¥510	¥176	¥42,793	¥(3,456)	¥39,337

	Yen in millions
	Six months ended September 30, 2012
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥168,452	¥112,633	¥31,266	¥37,427	¥3,762	¥353,540	¥-	¥353,540
Intersegment	385	173	3,225	311	2,830	6,924	(6,924)	-
Total	168,837	112,806	34,491	37,738	6,592	360,464	(6,924)	353,540
Operating expenses	136,791	107,879	30,402	34,657	6,147	315,876	(4,059)	311,817
Operating income	¥32,046	¥4,927	¥4,089	¥3,081	¥445	¥44,588	¥(2,865)	¥41,723

	Yen in millions
	Three months ended September 30, 2013
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥92,640	¥79,984	¥23,788	¥19,918	¥2,028	¥218,358	¥-	¥218,358
Intersegment	200	98	1,601	103	1,338	3,340	(3,340)	-
Total	92,840	80,082	25,389	20,021	3,366	221,698	(3,340)	218,358
Operating expenses	78,512	75,005	22,496	19,230	3,365	198,608	(1,540)	197,068
Operating income	¥14,328	¥5,077	¥2,893	¥791	¥1	¥23,090	¥(1,800)	¥21,290

	Yen in millions
	Three months ended September 30, 2012
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥79,321	¥58,660	¥15,562	¥18,957	¥2,019	¥174,519	¥-	¥174,519
Intersegment	202	76	1,530	254	1,334	3,396	(3,396)	-
Total	79,523	58,736	17,092	19,211	3,353	177,915	(3,396)	174,519
Operating expenses	65,302	56,537	14,905	17,304	3,121	157,169	(2,190)	154,979
Operating income	¥14,221	¥2,199	¥2,187	¥1,907	¥232	¥20,746	¥(1,206)	¥19,540

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), brushless DC fans,

brush motors, vibration motors and motor applications

(2) Automotive, appliance, commercial and industrial products: Home appliances, commercial and industrial motors and related products, automotive motors, and automotive components

(3) Machinery: Power transmission drives, precision equipment and factory automation-related equipment

(4) Electronic and optical components: Electronic components and optical components

(5) Others: Service etc

3. Motor applications that were previously included in “Electronic and optical components” product category have been reclassified to “Small precision motors” product category. As a result, we have reclassified the results of the motor applications for the three and six months ended September 30, 2012.

4. Pursuant to ASC 805 “Business Combinations,” previous period amounts including the results of operations for the three months ended June 30, 2013 have been retrospectively adjusted.

(3) Sales by Geographic Segment

	Yen in millions
	Six months ended September 30				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
Japan	¥116,020	27.0	¥111,340	31.5	¥4,680	4.2
U.S.A	68,066	15.8	43,898	12.4	24,168	55.1
Singapore	30,825	7.2	28,940	8.2	1,885	6.5
Thailand	44,787	10.4	43,603	12.4	1,184	2.7
Philippines	11,588	2.7	9,929	2.8	1,659	16.7
China	95,808	22.3	77,185	21.8	18,623	24.1
Others	62,540	14.6	38,645	10.9	23,895	61.8
Total	¥429,634	100.0	¥353,540	100.0	¥76,094	21.5

	Yen in millions
	Three months ended September 30				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
Japan	¥62,269	28.5	¥54,478	31.2	¥7,791	14.3
U.S.A	29,584	13.5	21,185	12.1	8,399	39.6
Singapore	15,225	7.0	11,703	6.7	3,522	30.1
Thailand	21,793	10.0	21,083	12.1	710	3.4
Philippines	6,208	2.8	4,998	2.9	1,210	24.2
China	49,461	22.7	37,624	21.6	11,837	31.5
Others	33,818	15.5	23,448	13.4	10,370	44.2
Total	¥218,358	100.0	¥174,519	100.0	¥43,839	25.1

Note: The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

(4) Sales by Region

	Yen in millions
	Six months ended September 30				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
North America	¥76,273	17.8	¥45,616	12.9	¥30,657	67.2
Asia	223,191	51.9	187,333	53.0	35,858	19.1
Europe	48,973	11.4	33,559	9.5	15,414	45.9
Others	4,850	1.1	3,834	1.1	1,016	26.5
Overseas sales total	353,287	82.2	270,342	76.5	82,945	30.7
Japan	76,347	17.8	83,198	23.5	(6,851)	(8.2)
Consolidated total	¥429,634	100.0	¥353,540	100.0	¥76,094	21.5

	Yen in millions
	Three months ended September 30				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
North America	¥37,512	17.2	¥22,335	12.8	¥15,177	68.0
Asia	114,388	52.4	90,293	51.7	24,095	26.7
Europe	24,769	11.3	19,883	11.4	4,886	24.6
Others	2,284	1.1	2,277	1.3	7	0.3
Overseas sales total	178,953	82.0	134,788	77.2	44,165	32.8
Japan	39,405	18.0	39,731	22.8	(326)	(0.8)
Consolidated total	¥218,358	100.0	¥174,519	100.0	¥43,839	25.1

Note: The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

5. Other information (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Six months ended September 30		Increase or decrease	Three months ended September 30		Increase or decrease	Year ended March 31, 2013
	2013	2012		2013	2012

Net sales	¥429,634	¥353,540	21.5%	¥218,358	¥174,519	25.1%
Operating income	39,337	41,723	(5.7)%	21,290	19,540	9.0%
Ratio of operating income to net sales	9.2%	11.8%		9.8%	11.2%
Income before income taxes	38,441	36,577	5.1%	21,075	18,243	15.5%
Ratio of income before income taxes to net sales	8.9%	10.3%		9.7%	10.5%
Net income attributable to Nidec Corporation	27,103	26,199	3.5%	13,757	12,917	6.5%
Ratio of net income attributable to Nidec Corporation to net sales	6.3%	7.4%		6.3%	7.4%
Net income attributable to Nidec Corporation per share-basic	¥201.99	¥195.28		¥102.53	¥97.28
Net income attributable to Nidec Corporation per share-diluted	¥188.53	¥182.27		¥95.70	¥90.74

Total assets	¥1,054,743	¥847,201					¥1,005,417
Nidec Corporation shareholders’ equity	453,151	347,214					415,653
Nidec Corporation shareholders’ equity to total assets	43.0%	41.0%					41.3%
Nidec Corporation shareholders’ equity per share	¥3,377.21	¥2,618.43					¥3,086.19

Net cash provided by operating activities	¥45,526	¥39,995					¥110,286
Net cash used in investing activities	(17,140)	(78,180)					(133,854)
Net cash (used in) provided by financing activities	(12,295)	32,446					61,117
Cash and cash equivalents at end of period	¥216,889	¥118,077					¥193,420

Notes:

1. Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2. Pursuant to ASC 805 “Business Combinations,” previous period amounts including the results of operations for the three months ended June 30, 2013 have been retrospectively adjusted.

(2) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries:	228
Number of affiliated companies accounted for under the equity method:	5

(3) Change in Scope of Consolidation and Application of the Equity Method

	Change from March 31, 2013	Change from September 30, 2012
Number of companies newly consolidated:	1	48
Number of companies excluded from consolidation:	5	8
Number of companies newly accounted for by the equity method:	-	3
Number of companies excluded from accounting by the equity method:	-	-